    As filed with the Securities and Exchange Commission on December 9, 2002

                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                        IMPALA PLATINUM HOLDINGS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                       n/a
                   (Translation of issuer's name into English)

                            Republic of South Africa
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 602 3761
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   David Orlin
                      WINDELS, MARX, LANE & MITTENDORF, LLP
                    156 West 56th Street, New York, NY 10019
                                 (212) 237 1174
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 602 3761

It is proposed that this filing become effective under Rule 466:           immediately upon filing.

                                        on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of             Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered           Registered       Aggregate Price Per   Aggregate Offering     Registration Fee
                                                                   Unit*               Price**
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each        100,000,000 ADS           $5.00              $5,000,000               $460
representing one-half of one
ordinary share of Impala Platinum
Holdings Limited
-----------------------------------------------------------------------------------------------------------------------------

*    Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to the Registration Statement which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED


                                 Cross Reference

                                                             Location in Form of Receipt
Item Number and Caption                                      Filed Herewith as Prospectus
-----------------------                                      ----------------------------
1.     Name and address of depositary                        Introductory Article

2.     Title of American Depositary Receipts and identity    Face of Receipt, top center
       of deposited securities

       Terms of Deposit:

       (i)    The amount of deposited securities             Face of Receipt, upper right corner
              represented by one unit of American
              Depositary Receipts

       (ii)   The procedure for voting, if any, the          Articles number 15 and 18
              deposited securities

       (iii)  The collection and distribution of dividends   Articles number 4, 13, 14, 16 and 18

       (iv)   The transmission of notices, reports and       Articles number 12, 15 and 18
              proxy soliciting material

       (v)    The sale or exercise of rights                 Articles number 13 and 14

       (vi)   The deposit or sale of securities              Articles number 13, 14, 16 and 18
              resulting from dividends, splits or
              plans of reorganization

       (vii)  Amendment, extension or termination of the     Articles number 20 and 21
              deposit

       (viii) Rights of holders of Receipts to               Article number 12
              inspect the transfer books of
              the depositary and the list of
              holders of Receipts

       (ix)   Restrictions upon the right to                 Articles number 2, 3, 4, 6 and 8
              deposit or withdraw the underlying
              securities

       (x)    Limitation upon the liability of the           Articles number 13, 17, 18 and 21
              depositary

3.      Fees and Charges                                     Articles number 6 and 9



Item - 2.  AVAILABLE INFORMATION

Public reports furnished by issuer                           Article number 12


         The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under rule 12g3-2(b) under the Securities Exchange Act of 1934. These reports can be inspected by holders of receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

         (a) Form of Deposit Agreement. Form of Deposit Agreement among Impala Platinum Holdings Limited, Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(1).

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

         (d) Opinion of counsel to the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

         (e)      Certification under Rule 466. Not applicable.

         (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on December 6, 2002.



                                       Legal entity created by the agreement
                                       for the issuance of American Depositary
                                       Receipts for ordinary shares of Impala
                                       Platinum Holdings Limited.

                                       By: Deutsche Bank Trust Company Americas,
                                           As Depositary


                                           By: /s/ Mike R. Hughes
                                               ________________________________
                                               Mike R. Hughes
                                               Director



                                           By: /s/ Clare Benson
                                               ________________________________
                                               Clare Benson
                                               Assistant Vice President

                                   SIGNATURES


               Pursuant to the requirements of the Securities of 1933, Impala Platinum Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Marshalltown, the Republic of South Africa on December 6, 2002.



                                       Impala Platinum Holdings Limited



                                       By:     /s/ Catherine Elizabeth Markus
                                          ______________________________________
                                          Name:  Catherine Elizabeth Markus
                                          Title: Director of Corporate Affairs



                                       By:      /s/ DH Brown
                                          ______________________________________
                                          Name:  DH Brown
                                          Title: Finance Director

                                POWER OF ATTORNEY


                  KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Catherine Elizabeth Markus and Alan Michael Snashall, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

                  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 6, 2002.


                         Signature                                                    Title
                         ---------                                                    -----


__________________________________________                   Chairman of the Board of Directors
PG Joubert

/s/ KC Rumble                                                Chief Executive Officer (Principal Executive Officer)
__________________________________________
KC Rumble

/s/ DH Brown
__________________________________________
DH Brown                                                     Director

/s/ CE Markus
__________________________________________
CE Markus                                                    Director


__________________________________________
JM McMahon                                                   Director

/s/ MV Mennell
__________________________________________
MV Mennell                                                   Director


__________________________________________
L Molotlegi                                                  Director


/s/ DM O'Connor
__________________________________________
DM O'Connor                                                  Director


/s/ MF Pleming
__________________________________________
MF Pleming                                                   Director


__________________________________________
JV Roberts                                                   Director


/s/ DH Brown                                                 Finance Director (Principal Financial and  Accounting
__________________________________________
DH Brown                                                     Officer)

/s/ David Orlin
__________________________________________
David  Orlin                                                 Authorized Representative in the United States


                                INDEX TO EXHIBITS

Exhibit                                                                                            Sequentially
Number                                                                                            Numbered Page
------                                                                                            -------------
(a)  Form of Deposit Agreement

(d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered.
